CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

As independent public accountants, we hereby consent to the use of our Independent Accountant’s Report dated September 25, 2009 for “Auer Growth Portfolio” and to all references to our firm included in or made a part of the SBAuer Funds, LLC Prospectus in connection with the Auer Growth Fund.

March 2, 2011

Ashland Partners & Company LLP

By:

Timothy F. Peterson, CFA, CAIA, CIPM Partner